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Filed by The Titan Corporation pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934.

Subject Company:  Datron Systems Incorporated Commission file No.: 0-7445





                                  [TITAN LOGO]

                                  Press Release
                         Titan to Acquire Datron Systems

SAN DIEGO, June 25, 2001 -- The Titan Corporation (NYSE: TTN) today announced that it has entered into a definitive agreement to acquire Datron Systems (Nasdaq: DTSI), a Vista, California based provider of radio and satellite based communications systems and broadband communications products for government and commercial markets for approximately $16.00 per Datron share or $51.2 million in Titan common stock. The purchase price represents approximately .8x Datron's fiscal 2001 revenues of $62.3 million. In addition to reducing Titan's overall debt by approximately $9 million, the transaction is expected to be accretive to Titan's earnings once the integration of Datron into Titan is completed later this year. The acquisition will be accounted for as a purchase and is expected to close by the end of the third quarter.

         Founded in 1969 as a defense contractor, Datron has pioneered the development of antennas to track airborne rockets, missiles, weaponry, and spacecraft. Datron has developed expertise in remote sensing, image processing, satellite tracking and antenna manufacturing with products including remote sensing satellite earth stations, image processing software, tracking systems, and voice and data communication radio products.

         More recently, Datron has developed the leading technology for bringing broadband voice, video and data communications to commercial airlines and the lowest profile direct broadcast satellite TV antenna available for land and marine markets. Datron is also positioned to capture potential business from the federal public safety wireless network market through the development of its line of digital radios. Titan will also exploit the potential for synergies between Datron's consumer products business, which is targeting the mobile broadband communication markets, and Titan's e-tenna subsidiary, a developer of unique radio frequency technologies for the wireless market.

         "We are fortunate to be able to acquire in Datron, a business focused on Titan's core competency, communication systems, in addition to technology with commercial potential. Given Datron's unique expertise in securing foreign government customers, the acquisition will also allow us to significantly expand our presence in foreign countries," said Gene W. Ray,


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Chairman, President and CEO of Titan. "We believe Datron's extensive expertise in antenna systems and communications products is highly complementary to our internal capabilities and their operations can be easily integrated into Titan. We are also very excited about Datron's prospects in the area of providing the antenna technology for high speed Internet access to commercial airlines."

         Under the terms of the definitive agreement, Titan will first commence an exchange offer for all of the outstanding shares of Datron common stock. The exchange offer will be followed by a merger in which Titan will acquire, at the same exchange ratio, the remaining shares of Datron not previously acquired in the exchange offer. All outstanding options to acquire Datron common stock will be assumed by Titan and converted into the right to purchase shares of Titan common stock.

         The total consideration to be paid by Titan in the acquisition may fluctuate based upon fluctuations in Titan's stock price. If the ten-day average closing sales price for Titan's common stock (ending five trading days prior to the consummation of the exchange offer) is between $19.00 and $26.00, the Datron securityholders will be entitled to that number of Titan shares having an aggregate value of approximately $51 million. If the average Titan closing price is greater than $26.00 and less than or equal to $27.50, then Titan will issue approximately 1,970,000 shares of Titan common stock to the Datron securityholders. If the average Titan closing price is less than $19.00 and greater than or equal to $17.50, then Titan will issue approximately 2,700,000 shares of Titan common stock to the Datron securityholders. If the average Titan closing price is greater than $27.50, then the Datron securityholders will be entitled to that number of Titan shares having an aggregate value of approximately $56.3 million and if the average Titan closing price is less than $17.50, then the Datron securityholders will be entitled to that number of Titan shares having an aggregate value of approximately $46.1 million.

         The exchange offer and the merger is subject to the satisfaction of customary closing conditions, including the tender for exchange of at least a majority of Datron's outstanding shares.

         The foregoing summary is a general description of certain pricing and related terms contained in the definitive agreement for the transaction, and is qualified in its entirety by


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reference to the definitive agreement, a copy of which will be filed by Titan with the Securities and Exchange Commission.

         Titan intends to file a Registration Statement on Form S-4 and Schedule TO, and Datron plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Titan and Datron expect to mail a Prospectus, the Schedule 14D-9 and related tender offer materials to stockholders of Datron. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Datron by directing a request to the Investor Relations section of Datron's website at www.dtsi.com.

         Headquartered in San Diego, The Titan Corporation creates, builds and launches technology-based businesses, offering innovative technical solutions. Three of Titan's four core businesses develop and deploy communications and information technology solutions and services. In addition, Titan's SureBeam (Nasdaq: SURE) subsidiary markets the leading technology for the electronic pasteurization of food products and Titan is continually identifying promising technologies suitable for commercialization. The company has 7,800 employees and annualized sales of approximately $1.1 billion.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward looking statements include the Company's belief that the acquisition of Datron will allow Titan to significantly expand its presence with government customers in foreign countries and that Datron has deep expertise in antenna systems and communications products that is highly complementary to Titan's internal capabilities and that their operations can be easily integrated into Titan. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include contract termination risks, risks associated with acquiring other companies, including integration risks, the risks of doing business in developing countries and international markets including foreign currency risks, and other risks described in the Company's Securities and Exchange Commission filings.

         Media Contact: Wil Williams, Vice President Corporate Communications
         (858) 552-9724 or wwilliams@titan.com Investor Relations Contact:
         Rochelle Bold, Vice President Investor Relations (858) 552-9400 or invest@titan.com

     If you would like to receive press releases via electronic mail, please contact invest@titan.com

      Press Releases and other Titan information are available on The Titan
             Corporation's World Wide Web site: http://www.titan.com


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Titan intends to file a Registration Statement on Form S-4 and a Schedule TO, and Datron plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Titan and Datron expect to mail a Prospectus, the Schedule 14D-9 and related tender offer materials to stockholders of Datron. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Datron by directing a request to the Investor Relations section of Datron's website at www.dtsi.com or by mail to Datron Systems
Incorporated, 3030 Enterprise Court, Vista, CA 92083, attention, Investor Relations.

In addition to the Registration Statement, Schedule TO, Prospectus and
Schedule 14D-9, Titan and Datron file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Titan or Datron at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Titan's and Datron's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the commission at http://www.sec.gov.